UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 9, 2008
Commission File Number: 001-14534
Precision Drilling Trust
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit	DESCRIPTION

Precision Drilling Trust — Notice of the Annual Meeting of the Unitholders and Information Circular dated March 28, 2008

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2008	PRECISION DRILLING CORPORATION As agent for and on behalf of PRECISION DRILLING TRUST
	By:	/s/ Darren Ruhr
		Name:	Darren Ruhr
		Title:	Vice President, Corporate Services & Corporate Secretary

Notice of the Annual Meeting of the Unitholders and Information Circular

Annual Meeting May 7, 2008
Precision Drilling Trust
March 28, 2008

Precision Drilling Trust
Notice of the Annual Meeting of Unitholders
NOTICE IS HEREBY given that the annual meeting (the “Meeting”) of the holders of units (the “Trust Units”) of Precision Drilling Trust (the “Trust”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 7th day of May, 2008 at 3:00 P.M. (MDT) for the following purposes:
1.	to elect the Trustees of the Trust for the ensuing year;

2.	to approve the appointment of the directors of Precision Drilling Corporation, administrator to the Trust, for the ensuing year;

3.	to appoint KPMG LLP as Auditor for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the Meeting are set forth in the proxy statement and information circular accompanying this notice.
The directors of Precision Drilling Corporation have, on behalf of the Trust, fixed the record date for the Meeting as April 2, 2008 (the “Record Date”). Only holders of Trust Units and Exchangeable Units (together the “Unitholders”) of record at the close of business on Wednesday, April 2, 2008 are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, unless any holder of Trust Units transfers his or her Trust Units after the Record Date and the transferee of those Trust Units establishes that he or she owns the Trust Units and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Unitholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Trust Units at the Meeting.
Holders of Trust Units who are unable to be personally present at the Meeting may date and sign the form of proxy accompanying this Notice and return the same to the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI by 3:00 P.M. (MDT) on May 5, 2008, or vote by phone or by internet in the manner described in the form of proxy.
Holders of Exchangeable Units are required to vote through a special voting unit that has been issued to Computershare Trust Company of Canada (the “Voting and Exchange Trustee”) as trustee under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which each Exchangeable Unit may be exchanged (on a one-for-one basis) as at the Record Date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
Forms of proxy, in order to be valid and acted upon at the Meeting, must be returned to the aforesaid offices of Computershare Trust Company of Canada, or voted by phone or internet, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, or in the case of the Trust Units only, with the Chairman of the Meeting prior to commencement thereof.
Dated at Calgary, Alberta this 28th day of March 2008.
By order of the Board of Directors of Precision Drilling Corporation, administrator to Precision Drilling Trust

Darren Ruhr
Vice President, Corporate Services and Corporate Secretary

PRECISION DRILLING TRUST
proxy statement and information circular
for the Annual Meeting of Unitholders
to be held may 7, 2008
Dated March 28, 2008 (the “Effective Date”)
I.	Proxy Statement and Information Circular
Solicitation Of Proxies
THIS PROXY STATEMENT AND INFORMATION CIRCULAR (the “Circular”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY PRECISION DRILLING CORPORATION (“Precision”) ON BEHALF OF ROBERT J.S. GIBSON, ALLEN R. HAGERMAN AND PATRICK M. MURRAY AS THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST (the “Trust”) to be used at the annual meeting of holders of units of the Trust (the “Trust Units”) and holders of Class B Limited Partnership Units (the “Exchangeable Units”) of Precision Drilling Limited Partnership (“PDLP”), to be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 — 6th Avenue S.W., Calgary, Alberta, on the 7th day of May, 2008 at 3:00 P.M., (MDT), or at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting accompanying this Circular (the “Meeting”). The cost of solicitation will be borne by Precision and reimbursed by the Trust. All amounts referred to herein are in Canadian dollars unless otherwise stated.
Voting By Holders Of Exchangeable Units
This Circular is being mailed to holders of Trust Units and Exchangeable Units (together the “Unitholders”). The Circular relates principally to the Trust as PDLP is exempt from National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) provided the Trust complies with the requirements set out in Section 13.3 of NI 51-102. The Exchangeable Units are the economic equivalent of the Trust Units, however, whereas each Trust Unit outstanding on the record date (as defined herein) is entitled to one vote, each Exchangeable Unit is voted through a special voting unit that has been issued to Computershare Trust Company of Canada as trustee (the “Voting and Exchange Trustee”) under a voting and exchange trust agreement. The Exchangeable Units are entitled to that number of votes equal to the number of Trust Units into which the Exchangeable Units may be exchanged (on a one-for-one basis) as at the record date. The Voting and Exchange Trustee is required to vote the special voting unit in the manner that holders of Exchangeable Units instruct and to abstain from voting on the Exchangeable Units for which the Voting and Exchange Trustee does not receive instructions.
Advice To Beneficial Holders Of Trust Units
The information set forth in this section is of significant importance to holders of Trust Units as a substantial number do not hold Trust Units in their own name. Holders who do not hold Trust Units in their own name (referred to herein as “Beneficial Holders”) should note that only proxies deposited by holders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided by a broker, then in almost all cases those Trust Units will not be registered in the Beneficial Holders’ name on the records of the Trust and such Trust Units will more likely be registered under the name of the Beneficial Holders’ broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. In the United States, the vast majority of such Trust Units are registered under the name of Cede & Co., the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions from Beneficial Holders, the investment dealers and

Precision Drilling Trust — Information Circular	3

other intermediaries are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.
Applicable regulatory policies require investment dealers and other intermediaries to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Trust Units are represented at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by intermediaries is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing intermediaries regarding how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile, or to follow the instructions on the voting instruction form to vote online or by calling a toll-free telephone number. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Holder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting. A Beneficial Holder must follow the directions within the time frame set out in the voting instruction form in order to vote the Trust Units at the Meeting.
The foregoing discussion similarly applies to holders of Exchangeable Units who do not hold their Exchangeable Units in their own name. Only holders of Exchangeable Units whose names appear on the records of PDLP as the registered holders of Exchangeable Units are entitled to instruct the Voting and Exchange Trustee as to how to exercise voting rights in respect of their Exchangeable Units at the Meeting. The procedure for voting Exchangeable Units is described below under the heading “Instructions to the Voting and Exchange Trustee”.
Appointment Of Proxy
The persons named in the enclosed instrument of proxy, Mr. Gene C. Stahl, President and Chief Operating Officer of Precision, and Mr. Douglas J. Strong, Chief Financial Officer of Precision, have indicated their willingness to represent as proxies the Unitholders who appoint them. A Unitholder submitting a proxy has the right to appoint another person or company to represent such Unitholder at the Meeting and may do so either by inserting such person or company’s name in the blank space provided and striking out the existing names, or by completing another proper form of proxy. In either case, instruments of proxy must be deposited at Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (MDT) on May 5, 2008. A proxy must be executed by the Unitholder or his or her attorney authorized in writing or, if such Unitholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. Representatives of Unitholders appointed as proxies are not required to be Unitholders themselves.
Instructions To The Voting And Exchange Trustee
Holders of Exchangeable Units may give their instructions to the Voting and Exchange Trustee by proxy, designate a person to exercise their vote by proxy or in person, or attend at the Meeting and vote in person. If delivering a proxy or designating a person to execute the proxy on their behalf, the instruments of proxy must be deposited at Computershare Trust Company of Canada as Voting and Exchange Trustee, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, before 3:00 P.M. (MDT) on May 5, 2008.
Revocation Of Proxy
An instrument of proxy in respect of Trust Units and Exchangeable Units may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be

Precision Drilling Trust — Information Circular	4

revoked by instrument in writing or, if the holder of Trust Units or Exchangeable Units is a corporation, under its corporate seal or by an officer or an attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at the address described above at any time up to and including the last day of business preceding the day of the Meeting or at any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits, the proxy will be revoked.
Record Date
By resolution of the board of directors of Precision (the “Board of Directors”, and each member a “Director”), the record date for the Meeting has been established as April 2, 2008 (the “Record Date”). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Trust Units after the Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee’s name be placed on the voting list in place of the transferor.
Exercise Of Discretion By Proxies
The persons named in the enclosed form of proxy will vote the Trust Units in respect of which they are appointed in accordance with the direction of the Unitholders appointing them where voting is by way of a show of hands or by ballot, and if the Unitholder specifies a choice with respect to any matter that may be acted upon, the Trust Units will be voted accordingly. In the absence of such direction, the Trust Units will be voted for the election of the nominees hereinafter set forth as the Board of Trustees of the Trust (the “Board of Trustees”, and each member a “Trustee”), for the approval of the appointment of the Board of Directors of Precision and for the re-appointment of KPMG LLP, Chartered Accountants, as Auditor. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The Trustees, Directors and executive officers of Precision know of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting.
Voting Securities And Principal Holders Of Voting Securities
An unlimited number of Trust Units may be created and issued by the Trust. At the Effective Date the Trust had outstanding 125,588,717 Trust Units, each Trust Unit carrying the right to one vote. The Trust Units are the only class of voting securities of the Trust, which are issued and outstanding. To the knowledge of the Board of Trustees, the Board of Directors and executive officers of Precision, as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Trust Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.
At the Effective Date, PDLP had outstanding 125,588,717 Class A Limited Partnership Units, each of which is held by the Trust, and 169,207 Exchangeable Units, each of which are held by former shareholders of Precision who elected to receive Exchangeable Units in lieu of Trust Units at the time of the reorganization of the business of Precision into the Trust. The Exchangeable Units are the economic equivalent of the Trust Units, are exchangeable for Trust Units on a one-for-one basis at the option of the holder, entitle the holder to receive cash payments equal to cash distributions made by the Trust on the Trust Units, and entitle the holder to direct the Voting and Exchange Trustee to vote the special voting unit at all meetings of holders of Trust Units. The Trust Units together with the Exchangeable Units are the only class of voting securities of PDLP which are issued and outstanding and entitled to vote at the Meeting as a single class. To the knowledge of the directors and officers of 1194312 Alberta Ltd., the general partner of PDLP (the “General Partner”), a wholly-owned subsidiary of the Trust which has the exclusive authority to manage the business and affairs of PDLP on behalf of the Trust,

Precision Drilling Trust — Information Circular	5

as at the Effective Date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over Exchangeable Units entitled to more than ten percent (10%) of the votes which may be cast at the Meeting.
At the Effective Date, the Trustees, the Directors and the executive officers of Precision, as a group, beneficially owned or controlled or directed, directly or indirectly, 336,871 Trust Units and nil Exchangeable Units or approximately 0.27% of the combined issued and outstanding Trust Units and Exchangeable Units.
Indebtedness Of Trustees, Directors And Executive Officers
There are no loans outstanding from the Trust or Precision to the Trustees, or the Directors or executive officers of Precision.
Interest Of Informed Persons In Material Transactions
There were no material interests, direct or indirect, of the Trustees, or the Directors and executive officers of Precision, the nominees for Trustee or Director, any Unitholder who beneficially owns more than 10% of the Trust Units or Exchangeable Units, or any other informed person or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or is reasonably expected to materially affect the Trust or any of its subsidiaries.
For the purposes of the above, “informed person” means: (a) a Trustee of the Trust or a Director or executive officer of Precision; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Trust or Precision; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of the Trust or Precision or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Trust or Precision other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Trust or Precision after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
Interest Of Certain Persons And Companies In Matters To Be Acted Upon
The Board of Trustees on behalf of the Trust, and the Board of Directors and executive officers on behalf of Precision, are not aware of any material interest of any Trustee, Director or nominee for Trustee or Director, or officer of Precision or any one who has held office as such since the beginning of the last fiscal year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Precision Drilling Trust — Information Circular	6

II.	Particulars of Matters to be Acted Upon
1.	Election Of The Board Of Trustees Of The Trust
At the Meeting the Unitholders will be asked to elect three members to the Board of Trustees. The persons named in the enclosed form of proxy intend to vote for the election of the persons set out below. It is not contemplated that nominees will be unable to serve as Trustees, but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion. The following table sets forth, for each proposed Trustee: his name, age, municipality, province or state and country of residence; all positions and offices with the Trust now held by him; the month and year in which he was first appointed as a Trustee; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned, controlled or directed by him, directly or indirectly, as of the Effective Date:

Name, Age,
Municipality, Province or	Position			Trust Units / Exchangeable
State & Country of	Presently			Units Beneficially Owned,
Residence	Held(1)	Trustee Since(2)	Principal Occupation	Controlled or Directed(3)

Robert J.S. Gibson, 61 Calgary, Alberta, Canada	Trustee	September 2005	President, Stuart & Company Limited.	66,216(4) / nil 0.053% / nil

Patrick M. Murray, 65 Dallas, Texas, USA	Trustee	September 2005	Corporate Director; Chairman and Chief Executive Officer, Dresser Inc. from 2000 until retiring in May 2007.	40,000 / nil 0.032% / nil

Allen R. Hagerman, FCA, 56 Calgary, Alberta, Canada	Trustee	May 2007	Executive Vice President, Canadian Oil Sands; Chief Financial Officer, Canadian Oil Sands Limited 2003 — 2007; Chief Financial Officer, Fording Canadian Coal Trust 2002 — 2003.	7,914(5) / nil 0.006% / nil

Notes:

(1)	Each Trustee’s term of office expires not later than the close of business at the next annual meeting, or until successors are elected or a Trustee vacates his office in accordance with the terms of the declaration of trust dated September 22, 2005 (the “Declaration of Trust”).

(2)	The Trust was created September 22, 2005.

(3)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on the total Trust Units and Exchangeable Units outstanding as of the Effective Date.

(4)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson and 10,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson. In 2007, Precision adopted a deferred trust unit plan (“DTU Plan”) for non-management Directors. 3,016 of the Trust Units were credited from the DTU Plan.

(5)	3,914 of the Trust Units were credited from the DTU Plan.
2.	Approval Of The Board Of Directors Of Precision
The Board of Trustees has delegated the management and general administration of the affairs of the Trust to Precision pursuant to the terms of an administration agreement. PDLP is the sole shareholder of Precision and is entitled to appoint the Board of Directors. Since the Trust holds all of the voting shares of the General Partner of PDLP, the Board of Trustees will ensure that appropriate steps are taken by the General Partner on behalf of PDLP to collect and act upon the votes of Unitholders to appoint the Board of Directors. The directors of the General Partner are also the persons named in the enclosed form of proxy and they intend to appoint the persons set out below. It is not contemplated that the nominees set out below will be unable to serve as Directors, but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to take steps to ensure that the General Partner appoints other nominees at their discretion on the advice of the Board of Trustees.
In the event that the resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed below are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would

Precision Drilling Trust — Information Circular	7

result in less than a majority of the Board of Directors being independent or which would result in the Trustees constituting a majority of the Board of Directors.
The following table sets forth, for each proposed Director: his name, age, municipality, province or state and country of residence; all positions and offices with Precision now held by him; the month and year in which he was first appointed a Director; his principal occupation; and the number and percentage of Trust Units and Exchangeable Units that he has advised are beneficially owned, controlled or directed by him, directly or indirectly, as of the Effective Date:

Trust Units /
Name, Age,	Position			Exchangeable Units
Municipality, Province or State	Presently	Director		Beneficially Owned,
& Country of Residence	Held(1)	Since	Principal Occupation	Controlled or Directed(2)

W.C. (Mickey) Dunn, 55(3)(4) Edmonton, Alberta, Canada	Director	September 1992	Chairman, True Energy Trust.	17,410(5) / nil 0.014% / nil

Brian A. Felesky, CM, Q.C., 64(3) Calgary, Alberta, Canada	Director	December 2005	Counsel, Felesky Flynn LLP. From April 1978 through July 2006, Partner at Felesky Flynn LLP.	11,553(7) / nil 0.009% / nil

Robert J.S. Gibson, 61(3)(6) Calgary, Alberta, Canada	Director	June 1996	President, Stuart & Company Limited.	66,216(8) / nil 0.053% / nil

Allen R. Hagerman, FCA, 56(6)(9) Calgary, Alberta, Canada	Director	December 2006	Executive Vice President, Canadian Oil Sands; Chief Financial Officer, Canadian Oil Sands Limited 2003 — 2007; Chief Financial Officer, Fording Canadian Coal Trust 2002 — 2003	7,914(10) / nil 0.006% / nil

Stephen J.J. Letwin, 52(4)(11) Houston, Texas, USA	Director	December 2006	Managing Director, Enbridge Energy Partners and Executive Vice President, Gas Transportation & International, Enbridge Inc. since May 2006; Group Vice President, Gas Strategy & Corporate Development, Enbridge Inc., April 2003 to May 2006; Group Vice President, Distribution & Services, Enbridge Inc., September 2000 to April 2003.	nil / nil nil / nil

Patrick M. Murray, 65(6) Dallas, Texas, USA	Director	July 2002	Corporate Director; Chairman and Chief Executive Officer, Dresser Inc. from 2001 until retiring in May 2007.	40,000 / nil 0.032% / nil

Kevin A. Neveu, 47(12) Calgary, Alberta, Canada	Director, Chief Executive Officer	August 2007	Chief Executive Officer, Precision Drilling Corporation since August 2007; President, Rig Solutions Group, National Oilwell Varco 2002 to 2007.	60,000 / nil 0.048% / nil

Frederick W. Pheasey, 65(4) Edmonton, Alberta, Canada	Director	July 2002	Director of Dreco Energy Services Ltd.	53,877(13) / nil 0.043% / nil

Robert L. Phillips, 57(3)(4)(14) Vancouver, British Columbia, Canada	Director, Chairman	May 2004	Corporate Director.	9,810(15) / nil 0.008% / nil

Notes:

(1)	Each Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or a Director vacates his office.

(2)	The percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on the total Trust Units and Exchangeable Units outstanding as of the Effective Date.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Compensation Committee.

(5)	1,810 of the Trust Units were credited from the DTU Plan.

(6)	Member of the Audit Committee.

(7)	3,853 of the Trust Units were credited from the DTU Plan.

(8)	8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 of the Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson. 3,016 of the Trust Units were credited from the DTU Plan.

(9)	Mr. Hagerman was appointed to the Audit Committee effective May 9, 2007.

(10)	3,914 of the Trust Units were credited from the DTU Plan.

(11)	Mr. Letwin was appointed to the Compensation Committee effective May 9, 2007.

(12)	Mr. Neveu was appointed Chief Executive Officer of Precision on August 9, 2007 and as a Director of Precision on August 14, 2007.

(13)	3,877 of the Trust Units were credited from the DTU Plan.

(14)	Mr. Phillips was appointed as Chairman of the Board of Directors effective August 9, 2007.

(15)	2,000 of the Trust Units are held by R.L. Phillips Investments Inc., a company controlled by Mr. Phillips. 1,810 of the Trust Units were credited from the DTU Plan.

Precision Drilling Trust — Information Circular	8

Each nominee for appointment to the board of Precision is independent with the exception of Kevin A. Neveu, Chief Executive Officer and Director of Precision.
The following table sets forth, for each Trustee and each Director, a brief biography and a list of other public company boards on which they serve:

W.C. (Mickey) Dunn, Edmonton, Alberta, Canada
Mr. Dunn, 55, is the Chairman of the Board of True Energy Trust, a founding shareholder and director of Rentcash Inc., and a director of Vero Energy Inc. Previously, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc. He has been a Director of Precision since September 1992.

Status: Independent	Unit Holdings: 17,410

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (8 of 10)	Rentcash Inc. (TSX: RCS)
Compensation Committee (3 of 4)	True Energy Trust (TSX: TUI.UN)
CEO Selection Committee (7 of 8)	Vero Energy Inc. (TSX: VRO)
Corporate Governance and Nominating Committee (3 of 5)

Brian A. Felesky, CM, Q.C., Calgary, Alberta, Canada
Mr. Felesky, 64, is Counsel to Felesky Flynn LLP, a law firm specializing in tax and trust law. Mr. Felesky is a Co-Chair, Homefront (a domestic abuse charitable organization), Vice-Chair Canada West Foundation, a member of the Senate of Athol Murray College of Notre Dame, a board member of the Calgary Stampede Foundation and Awali (a teacher training program in East Africa). Mr. Felesky also serves on the board of Suncor Energy, Inc., EPCOR Power LP, Temple Energy and Resin Systems Inc. He has been a Director of Precision since December 2005.

Status: Independent	Unit Holdings: 11,553

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (10 of 10)	EPCOR Power LP (TSX: EP.UN)
Corporate Governance and Nominating Committee (5 of 5)	Resin Systems Inc. (TSX: RS)
CEO Selection Committee (8 of 8)	Suncor Energy, Inc. (TSX: SU, NYSE: SU)

Robert J.S. Gibson, Calgary, Alberta, Canada
Mr. Gibson, 61, has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996 and was appointed to the Board of Trustees in September 2005.

Status: Independent	Unit Holdings: 66,216

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (10 of 10)	None
Board of Trustees (16 of 16)
Audit Committee (5 of 5)
CEO Selection Committee — Chairman (8 of 8)
Corporate Governance and Nominating Committee — Chairman (5 of 5)

Precision Drilling Trust — Information Circular	9

Allen R. Hagerman, FCA, Calgary, Alberta, Canada
Mr. Hagerman, FCA, 56, currently holds the position of Executive Vice President, Canadian Oil Sands Limited. Mr. Hagerman is a member of the Canadian Institute of Chartered Accountants. He also serves on the board of EPCOR Power LP. Mr. Hagerman has been a Director of Precision since December 2006 and was elected to the Board of Trustees in May 2007.

Status: Independent	Unit Holdings: 7,914

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (10 of 10)	EPCOR Power LP (TSX: EP.UN)
Board of Trustees (12 of 12)(4)
Audit Committee (2 of 2)(1)

Stephen J.J. Letwin, Houston, Texas, United States of America
Mr. Letwin, 52, currently holds the position of Managing Director, Enbridge Energy Partners and is Executive Vice President, Gas Transportation & International of Enbridge Inc. From April 2003 to May 2006, he served Enbridge Inc. as Group Vice President, Gas Strategy & Corporate Development. Prior thereto, Mr. Letwin served Enbridge as Group Vice President, Distribution & Services since September 2000. Mr. Letwin also serves on the Board of Mancal Corporation, Gaz Metro LP, Enbridge Energy Company, Inc., Enbridge Energy Management, LLC, Alliance Pipeline, Vector Pipeline, Compania Logistrica de Hidro Carbons, C.L.H., S.A., Spain. He has been a Director of Precision since December 2006.

Status: Independent	Unit Holdings: nil

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (8 of 10)	Gaz Metropolitan Limited Partnership (TSX: GZM.UN)
Compensation Committee (2 of 2)(2)	Enbridge Energy Company, Inc. (NYSE: EEP)
Enbridge Energy Management, L.L.C. (NYSE: EEQ)

Patrick M. Murray, Dallas, Texas, United States of America
Mr. Murray, 65, served as Chairman and CEO of Dresser Inc. from 2001 until retiring in May, 2007. For the period 1997 through 2000, Mr. Murray served as President of Halliburton Company’s Dresser Equipment Group and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. Mr. Murray also serves on the Board of Harvest Natural Resources, Inc., Rancher Energy Corp., Wellstream International, PLC, the Maguire Energy Institute, the World Affairs Council of Dallas/Forth Worth, and the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (“API”) and the Society of Petroleum Engineers (“SPE”). Mr. Murray has been a Director of Precision since July 2002 and was appointed to the Board of Trustees in September 2005.

Status: Independent	Unit Holdings: 40,000

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (9 of 10)	Harvest Natural Resources, Inc. (NYSE: HNR)
Board of Trustees (16 of 16)	Rancher Energy Corp. (OTCBB: RNCH)
Audit Committee — Chairman (5 of 5)	Wellstream Holdings PLC, U.K. (WSM.L)

Precision Drilling Trust — Information Circular	10

Kevin A. Neveu, Calgary, Alberta, Canada
Mr. Neveu, 47, was appointed Chief Executive Officer and a Director of Precision in August 2007. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the design and manufacturing of drilling equipment and rig packages for land and offshore clients worldwide. Over the past 25 years, Mr. Neveu has held executive management positions in the oilfield services sector in London, Moscow, Houston, Edmonton and Calgary. Mr. Neveu is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu also serves on the Board of RigNet.

Status: Non-Independent	Unit Holdings: 60,000

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors — (3 of 3)(3)	None

Frederick W. Pheasey, Edmonton, Alberta, Canada
Mr. Pheasey, 65, is the founder and continues to be a director of Dreco Energy Services Ltd., which was acquired by National Oilwell, Inc. in 1997. Mr. Pheasey served as Executive Vice President and a director of National Oilwell, Inc. from 1997 to 2004 and continued to serve on the board of National Oilwell, Inc. to May 2005. Mr. Pheasey has been a Director of Precision since July 2002.

Status: Independent	Unit Holdings: 53,877

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors (10 of 10)	None
Compensation Committee — Chairman (4 of 4)

Robert L. Phillips, Vancouver, British Columbia, Canada
Mr. Phillips, 57, was most recently President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Previously, he was Executive Vice President at MacMillan Bloedel Limited (1999 — 2001), President and Chief Executive Officer of PTI Group Inc. (1998 — 1999) and President and Chief Executive Officer of Dreco Energy Services Ltd. (1994 — 1998). Mr. Phillips has been a Director of Precision since May 2004 and was appointed as Chairman of the Board of Directors in August 2007. He also serves on the boards of several other major Canadian corporations.

Status: Independent	Unit Holdings: 9,810

Board/Committee Memberships (Attendance)	Public Board Memberships (Exchange: Symbol)

Board of Directors — Chairman (10 of 10)	Axia NetMedia Corporation (TSX: AXX)
Compensation Committee (4 of 4)	Boston Pizza Royalties Income Fund (TSX: BPF.UN)
CEO Selection Committee (8 of 8)	Canadian Western Bank (TSX: CWB)
Corporate Governance and Nominating Committee (5 of 5)	MacDonald, Dettwiler & Associates Ltd. (TSX: MDA)
Terra Vest Income Fund (TSX: TI.UN)
West Fraser Timber Co. Ltd. (TSX: WFT)

Notes:

(1)	Mr. Hagerman was appointed to the Audit Committee effective May 9, 2007.

(2)	Mr. Letwin was appointed to the Compensation Committee effective May 9, 2007.

(3)	Mr. Neveu was appointed as a director effective August 9, 2007 and was appointed as Chief Executive Officer effective August 14, 2007.

(4)	Mr. Hagerman was elected as a Trustee effective May 9, 2007.
None of those persons who are proposed Trustees or Directors of the Trust or Precision is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Trust or Precision, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease

Precision Drilling Trust — Information Circular	11

trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.
In addition, none of those persons who are proposed Trustees or Directors of the Trust or Precision is, or has been within the past ten years, a director or executive officer of any company, including the Trust or Precision, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the persons who are proposed Trustees or Directors of the Trust or Precision have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.
None of those persons who are proposed Trustees or Directors of the Trust or Precision have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
3.	Appointment Of Auditor
The nominees named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Trust to hold office until the next annual meeting of the Trust. KPMG LLP was appointed as auditor of the Trust on October 31, 2005. Should KPMG LLP for any reason be unwilling or unable to accept re-appointment, the Board of Trustees will exercise their discretion to appoint an alternate auditor.
Audit, audit related, tax and all other fees billed by KPMG LLP to the Trust and Precision in 2007 and 2006 are disclosed in the Annual Information Form of the Trust dated March 25, 2008 which is available on SEDAR at www.sedar.com and will be provided free of charge to any Unitholder upon request to the Vice President, Corporate Services and Corporate Secretary, at the offices of Precision, 4200, 150 — 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at corporatesecretary@precisiondrilling.com.

Precision Drilling Trust — Information Circular	12

III.	Report on Executive Compensation
Compensation Committee
The Compensation Committee oversees the compensation philosophy, programs and administration of executive compensation on behalf of the Board of Directors. The Compensation Committee is comprised of four independent members of the Board of Directors: Frederick W. Pheasey (Chairman), W.C. (Mickey) Dunn, Stephen J.J. Letwin and Robert L. Phillips. The Compensation Committee holds meetings as and when required and met four times in 2007.
The Compensation Committee, as part of its mandate:
•	Establishes and periodically reviews the compensation philosophy and program design to ensure programs align with Unitholder interests, remain relevant to the business, support the business strategy, provide competitive compensation with a strong focus on performance, and motivate, attract and retain top executive talent;

•	Establishes performance goals and evaluates the performance of Precision’s Chief Executive Officer and makes recommendations to the Board of Directors regarding compensation for the Chief Executive Officer and other members of executive management;

•	Oversees the performance assessment of other senior executives and oversees the administration of Precision’s compensation programs; and

•	Ensures appropriate disclosure of executive compensation as required by applicable securities regulations.
Executive Compensation Philosophy
The overriding goal of Precision’s compensation program is to provide and maintain an industry competitive package to attract, retain and motivate senior executives with key competencies and commitment needed to create long-term investor value. The basic philosophy is to carry a low fixed cost compensation infrastructure and to provide incentives as a variable cost reward for favourable performance. This compensation philosophy provides incentives and rewards performance, while ensuring that Precision remains competitive throughout the economic cycles of the oilfield service industry.
Precision has a structured compensation program with an emphasis on incentive plans that measure and reward performance. In combination, these programs reinforce the fundamentals of value creation for Precision’s owners. Precision’s strategy is to increase net earnings through excellence in customer service, growth in high performance capabilities, industry consolidation, and geographical and business line diversification. Incentive plans are designed to reinforce this strategy by rewarding performance relative to certain financial and operational measurements. The long-term incentive program contains key employee retention and financial performance benefits to solidify business strategy over a rolling three-year term. This program is reinforced by annual incentive programs to reward near-term financial and operational results.
The oilfield service industry is cyclical due to underlying commodity price volatility. This uncertainty is considered by Precision in its incentive compensation planning by factoring an “ability to pay” principle. For financial success in any economic cycle, Precision’s programs reward performance through a modest portion of the financial returns generated.
The base salary, annual and long-term incentive programs align executives with Precision’s business strategy, reward performance and reflect the cyclical nature of business. At the same time, these programs are designed to attract, motivate and retain top executive talent.
Competitive Positioning
Precision monitors the compensation of competitors through an industry survey conducted by a national consulting company. Precision has established salaries at, or slightly below, the median for similar positions in companies of

Precision Drilling Trust — Information Circular	13

comparable size within the drilling and oilfield services industry. Annual incentive targets are also designed to reflect competitive industry practices; however, program funding, and therefore, our ability to pay target incentives, is dependent upon Precision’s performance. The combination of salary and annual incentives is monitored and generally targeted to the 75th percentile of the market data.
The long-term incentive is less dependent on market practices and more dependent on the principle of sharing a portion of the value created for Precision’s investors.
Compensation Review Process
Over the course of the year, the Committee:
•	Approves the overall base salary budget for Precision;

•	Reviews and approves performance goals in respect of incentive plans for the up-coming year;

•	Recommends any changes to compensation for the Chief Executive Officer and other executives considering competitive data;

•	Recommends incentive awards for the Chief Executive Officer and other executives considering the performance against business strategy; and

•	Carries oversight responsibility for Precision’s employee compensation and benefit programs.
Components Of Compensation
The executive compensation program consists of base salary, annual and long-term incentive, benefits, perquisites and retirement provisions.
Base Salary
The purpose of base salary is to pay a competitive salary for the executive’s role given the individual’s experience, potential and performance. Salaries are targeted at or below the median of comparable positions in the industry and managed within an internal range structure. Base salaries are reviewed annually at the beginning of each year.
Annual Incentive Programs
There are two annual incentive programs, which in combination deliver a competitive bonus opportunity.
Annual Performance Incentive Plan (“APIP”)
The APIP is a long-standing incentive plan that reinforces the team orientation of Precision’s culture. The purpose of the plan is to:
•	Encourage employee productivity to contribute to earnings; and

•	Permit employees to share in the financial success of the organization.
The plan is funded based on operating earnings and therefore must cover asset depreciation and amortization expense before the APIP bonus pool is funded. Performance below this threshold results in zero payouts. A defined percentage of operating earnings is used to establish the APIP bonus pool and there is no pre-determined maximum funding for the plan. Target bonus guidelines for eligible employees are adjusted up or down depending on the size of the APIP bonus pool and are further adjusted based on individual performance. The design of the APIP reflects Precision’s “ability to pay” based on business performance.

Precision Drilling Trust — Information Circular	14

The target incentives for the Named Executive Officers are set at 100% of their annual base salary. The APIP bonus pool funding is based on audited financial statement results. Awards are paid in March of the year following the performance year.
Performance Savings Plan (“PSP”)
The purpose of the annual PSP is to complement the Long-Term Incentive Plan and reward participants for superior financial and operational performance. The 2007 plan was designed to reinforce the importance of cash flow and safety, in the current year, as key measures of customer service, operational excellence and value to Precision’s investors. A PSP bonus pool was created only when targets were exceeded. The plan rewards two measures of cash flow (measured relative to the historical three-year average and the previous year) and two measures for safety (Total Recordable Incident Frequency measured relative to Precision’s previous year and the current year industry average). Each measure was calculated separately and may, or may not contribute to the bonus pool. Cash flow is a financial measure derived from the audited statement of cash flow that includes cash from operating activities before changes in working capital balances adjusted for certain capital expenditures, tax and liabilities (“Cash Flow”).
The weightings for the 2007 plan, if all four targets are exceeded were:

Cash Flow per unit exceeds the previous three year average	33.3%
Cash Flow per unit exceeds previous year’s	33.3%
Safety performance better than Precision’s previous year	16.7%
Safety performance better than the industry	16.7%
100.0%
When targets are exceeded, a percentage of operating earnings less upgrade capital expenditures is allocated to the PSP bonus pool. In 2007, the PSP bonus pool was allocated to participants based on their earned base salary as a percentage of the total base salaries of all eligible participants. These amounts were paid in March 2008.
A PSP award recipient may elect to receive all or a portion of the award in the form of a notional Deferred Trust Unit (“Notional Units”). The purpose of this feature is to encourage employees to hold the economic equivalent of Precision’s publicly traded Trust Units. The dollar value of the PSP award is converted to Notional Units by dividing the PSP award dollar amount by the fair market value of a Trust Unit at the time of award. Notional Units are credited to the employee’s account. The employee’s account is further credited with distribution equivalents equal to the cash distribution the employee would have received had they actually held Trust Units.
The employee may redeem all or a portion of the Notional Units as early as 120 days from the date the units were credited to the account. All Notional Units must be redeemed by the last payroll date in December of the second full calendar year after the Notional Units were credited to the account. The redemption value of the Notional Units is the fair market value at the time of redemption. All redemptions are paid in cash less withholding requirements.
Long-Term Incentive Programs
Long-Term Incentive Plan (“LTIP”)
The LTIP was introduced in 2006 just after Precision was converted to an income trust. The purpose of the LTIP is to align participants with the interest of Unitholders and to foster retention. To achieve this purpose, the plan has two components:
•	A Retention Award, which is a cash award that vests after three years; and

•	A Performance Award which is a cash award that is contingent on performance and vests after three years.
LTIP awards are granted on an annual basis. The first LTIP was in 2006 and covers the period from 2006 to 2008 and is payable in March 2009. In 2007, a second LTIP was granted for the period from 2007 to 2009 and is payable in March 2010.

Precision Drilling Trust — Information Circular	15

The Retention Award is a fixed dollar amount determined by the Board of Directors. In 2007, the Retention Award accounted for 25% of the LTIP target amount. At the end of the three-year term, eligible participants will receive a Retention Award cash payment less withholding requirements.
The Performance Award is a target dollar amount contingent upon meeting a certain cumulative Cash Flow threshold over a three year term on a per unit basis and accrues value to eligible participants as a growth rate per unit over the threshold is achieved. The target amount of the award is earned if the Cash Flow of the Trust generated over the three year LTIP term represents an average growth in the monthly Cash Flow rate of 12%, compounded monthly. The threshold from which growth is measured is grounded in three-year historical Cash Flow performance. If the cumulative Cash Flow per unit over the three year term is at or below the threshold amount the Performance Award is zero. If aggregate Cash Flow per unit represents growth greater than 12%, the Performance Award is higher than target.
Upon completion of the three-year period, and contingent on performance, eligible participants receive a Performance Award cash payment less withholding requirements.
Benefits
Precision’s benefit programs provide employees with health and wellness security. These programs are competitive with other programs for similar sized companies in the drilling and oilfield services industry. The programs consist of basic, optional and dependent life insurance; accidental death and dismemberment insurance; extended health and dental care; short and long-term disability; and an employee assistance plan. In addition, senior executives have supplementary accidental death and dismemberment insurance benefits.
Retirement Provisions
The purpose of Precision’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. Precision’s retirement plan consists of two voluntary components: a Defined Contribution Pension Plan (“DCPP”) and a Group Registered Retirement Savings Plan (“GRRSP”). The DCPP employee contribution level is a percentage of salary based on years of service and contributions are 100% employer matched. The GRRSP is provided as an administrative benefit to enable employees to make tax effected payroll contributions in their name, and/or on behalf of their spouse. Contributions to the GRRSP are not subject to any employer match.
Perquisites
Precision provides executives with perquisites common to companies of a similar size in the drilling and oilfield services industry. Eligibility also reflects competitive practices. The purpose of perquisites is to offer executives a competitive compensation package to facilitate attraction and retention.
Executive Unit Ownership Guidelines
Precision has guidelines for the senior executives to own Trust Units or Exchangeable Units. These guidelines reflect Precision’s belief that unit ownership by executives further aligns the interests of management with Unitholders.
In February 2008, the ownership guidelines were reviewed and revised as follows: the Chief Executive Officer, President and Chief Operating Officer and the Chief Financial Officer are expected to own Trust Units or Exchangeable Units equal to at least two times the amount of their annual base salary. All other executives are expected to own Trust Units or Exchangeable Units equal to at least the amount of their annual base salary.
Executives have four years from their appointment to an executive position to accumulate the Trusts Units or Exchangeable Units in accordance with the above guidelines. When reviewing adherence to the guidelines annually, Precision uses the adjusted cost base of the Trust Units or Exchangeable Units at the time of acquisition to determine the executive’s ownership position.

Precision Drilling Trust — Information Circular	16

Compensation Of The Chief Executive Officer
Philosophy and Governance
The Board believes that the compensation for the Chief Executive Officer should reflect current years’ performance and positioning Precision for the future. Typically, Precision uses a combination of base salary, annual incentives, perquisites and long-term incentives to motivate, reward and balance short-term and long-term success. The competitive positioning for the Chief Executive Officer is based on the same criteria as other senior executives and is described in the Report on Executive Compensation.
The Chief Executive Officer was hired in August 2007; therefore, some of the compensation practices for 2007 differ from the programs of other senior executives. Effective January 1, 2008, the Chief Executive Officer will participate in the same executive compensation programs as other senior executives. These programs are described in the Report on Executive Compensation. The 2007 compensation package varies from other executives in the following manner:
•	Mr. Neveu received an unconditional bonus in lieu of Precision’s annual and long-term incentive plans. The unconditional component reflected the abbreviated performance period in 2007 and recognized foregone compensation from the Chief Executive Officer’s former employer; and

•	Mr. Neveu received a hiring bonus comprised of deferred signing bonus units (“Deferred Signing Bonus Units”).
Mr. Neveu also received a one-time payment for housing assistance which is described in the section entitled Employment Contracts.
Compensation decisions for the Chief Executive Officer are approved by the Board based on recommendations from the Compensation Committee. Management provides input and recommendations regarding executive compensation, with the exception of the Chief Executive Officer compensation which is determined solely by the Board on the recommendation of the Compensation Committee.
Base Salary
Effective August 14, 2007, Mr. Neveu received an annual base salary of $500,000.
Annual Incentive and Long-term Incentives
In lieu of participating in the 2007 APIP, PSP and LTIP, Mr. Neveu was given an unconditional bonus of US$600,000 which was paid in March 2008. This bonus reflected the fact that Mr. Neveu started employment with Precision on August 14, 2007 and in so doing, relinquished his entitlement to bonus and long-term incentive opportunities with his former employer.
Effective January 1, 2008, Mr. Neveu became eligible to participate in Precision’s 2008 APIP, PSP and LTIP.
Awards at the Time of Hire
At the time of hire, Mr. Neveu received 178,336 Deferred Signing Bonus Units. The Deferred Signing Bonus Units are redeemable in cash, less applicable withholding requirements, in three equal allotments effective September 1 of 2008, 2009 and 2010. Each Deferred Signing Bonus Unit has a value equal to the fair market value of the Trust Units on the day of redemption. The Deferred Signing Bonus Units attract cash distribution equivalents. The cash distribution equivalents accumulate between the date of grant and the date of redemption for those units being redeemed. In the event of termination prior to the redemption dates, all Deferred Signing Bonus Units vest and become payable.
Mr. Neveu’s salary, bonus and other compensation information is contained in the table below under the heading “Compensation of Executive Officers — Summary Compensation Table.”
Presented by the Compensation Committee
FREDERICK W. PHEASEY, Chairman
W.C. (MICKEY) DUNN
STEPHEN J.J. LETWIN
ROBERT L. PHILLIPS

Precision Drilling Trust — Information Circular	17

IV.	Compensation of Executive Officers
Summary Compensation Table
The following table sets forth all annual and long-term compensation for services in all capacities to Precision, in Canadian dollars, of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers and such other individuals as required (collectively, the “Named Executive Officers”) of Precision.

						Long Term Compensation
		Annual Compensation				Awards			Payouts
						Securities		Shares or
					Other	under		Units Subject		All
					Annual	Options/SARs		to Resale	LTIP	Other
	Fiscal	Salary	Bonus(1)		Compensation(2)	Granted		Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)		($)	(#)		($)	($)	($)

Hank B. Swartout(3)	2007	—	—			—				454,484	(4)
Executive Chairman	2006	—	—			—				3,095,790	(5)
	2005	840,000	3,360,000			403,038	(6)			15,589,000	(7)

Kevin A. Neveu(8)	2007	190,384	590,520	(9)						700,133	(10)
Chief Executive Officer	2006	—	—							—
	2005	—	—							—

Douglas J. Strong	2007	208,000	236,946
Chief Financial Officer	2006	200,000	447,372
	2005	153,461	169,000

Gene C. Stahl	2007	234,000	266,565
President and Chief Operating	2006	229,327	493,669
Officer	2005	146,827	169,000

Dwayne Peters(11)	2007	192,000	313,653			—			216,651	575,066
Senior Vice President,	2006	200,000	447,372			—			—	—
Contract Drilling Services, USA	2005	200,000	320,000			60,000	(12)		—	—

Ron Berg	2007	208,000	221,997
Vice President, Manufacturing	2006	200,000	447,372
	2005	174,615	169,000

Darren Ruhr	2007	182,000	230,328
Vice President, Corporate	2006	175,000	428,076
Services and Corporate	2005	149,615	169,000
Secretary

Notes:

(1)	The amounts listed are the bonus amounts earned during the year indicated and relate to performance criteria which was met for that year, but the cash amounts, as applicable, are paid during the subsequent and following year and included amounts related to the APIP and PSP.

(2)	“Other Annual Compensation” did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of Named Executive Officers.

(3)	Effective January 1, 2007 Mr. Swartout relinquished his position as Chief Executive Officer of Precision and assumed the role of Executive Chairman of Precision. Mr. Swartout subsequently retired from the position as Executive Chairman on August 8, 2007.

(4)	Mr. Swartout was paid a pro-rata portion of a $750,000 annual retainer for the period January 1, 2007 through August 8, 2007.

(5)	As part of his overall compensation for 2006, Mr. Swartout received aggregate lump sum cash payments totalling $3,060,791. In addition, Mr. Swartout was able to purchase his company vehicle at that time valued at $35,000 for the price of $1.00. Accordingly, Mr. Swartout received a taxable benefit of $34,999.

(6)	Mr. Swartout was originally granted 300,000 options in 2005. 100,000 of the options granted were doubled to 200,000 on May 18, 2005, the effective date of Precision’s stock split on a two-for-one basis. 3,038 additional options were issued pursuant to the formula for the treatment of granted options under the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005 commencing on page 33, incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision.

(7)	Mr. Swartout’s executive employment agreement provided for a retirement allowance equal to US$1,500,000 plus US$100,000 per year for each year of service commencing April 30, 1996, a change of control payment equal to three times his highest annual salary and bonus, and the option to purchase the vehicle then driven by Mr. Swartout for a purchase price of $1.00. Mr. Swartout resigned as President of Precision on the completion of the reorganization of the business of Precision into the Trust and was paid a retirement allowance of $2,915,000, a change of control payment of $12,600,000 and agreed to purchase the vehicle driven by him valued at $74,000.

(8)	Mr. Neveu was appointed as Chief Executive Officer effective August 14, 2007 and a Director effective August 9, 2007.

(9)	Mr. Neveu’s employment agreement provided for an unconditional 2007 bonus payment of US$600,000 upon approval of the 2007 audited financial statements of Precision. The amount shown was paid in Canadian dollars using the U.S. dollar exchange rate in effect at the payment date.

(10)	Mr. Neveu’s employment agreement provided for a one-time housing allowance and a relocation allowance.

(11)	Mr. Peters retired as Senior Vice President, Contract Drilling Services, USA effective November 30, 2007.

(12)	Mr. Peters was originally granted 30,000 options in 2005, which were doubled to 60,000 on May 18, 2005, the effective date of Precision’s stock split on a two-for-one basis.

Precision Drilling Trust — Information Circular	18

Ltip Awards During Financial Year Ended December 31, 2007

			Estimated Future Payouts Under
			Non-Securities-Price-Based Plans
		Performance or
		Other Period Until
	Securities, Units or Other	Maturation or	Threshold	Target	Maximum(3)
Name and Principal Occupation	Rights (#)(1)(4)	Payout(2)	($ or #)	($ or #)	($ or #)

Hank B. Swartout	nil	nil	nil	nil	nil
Executive Chairman

Kevin A. Neveu	nil	nil	nil	nil	nil
Chief Executive Officer

Douglas J. Strong	RA - $200,000	March 31, 2010	$200,000	$200,000	$200,000
Chief Financial Officer	PA - Right to participate in LTIP	March 31, 2010	$0	$600,000	$1,078,710

Gene C. Stahl	RA - $250,000	March 31, 2010	$250,000	$250,000	$250,000
President and Chief Operating Officer	PA - Right to participate in LTIP	March 31, 2010	$0	$750,000	$1,348,388

Dwayne Peters	nil	nil	nil	nil	nil
Senior Vice President, Contract Drilling Services, USA

Ron Berg	RA - $166,750	March 31, 2010	$166,750	$166,750	$166,750
Vice President, Manufacturing	PA - Right to participate in LTIP	March 31, 2010	$0	$500,250	$899,375

Darren Ruhr	RA - $166,750	March 31, 2010	$166,750	$166,750	$166,750
Vice President, Corporate Services and Corporate Secretary	PA - Right to participate in LTIP	March 31, 2010	$0	$500,250	$899,375

Notes:

(1)	“RA” means “Retention Award” and “PA” means “Performance Award”.

(2)	Payment date is ninety (90) days from the third anniversary of the effective date of the LTIP which was January 1, 2007.

(3)	Maximum payments represent a PA based on Cash Flow of the Trust generated over the three-year LTIP term with an assumed growth rate in the monthly Cash Flow rate per unit of 20%, but the maximum is not limited under the LTIP.

(4)	PA’s may be awarded to certain senior executives and managers of Precision with such PA initially representing the right to participate in the LTIP which PA then may turn into a monetary award based on the Cash Flow of the Trust generated over the three year LTIP term for the period 2007 through 2009.
termination of employment, change in responsibilities and employment Contracts
Other than as described herein, there are no compensatory plans, contracts or arrangements where a Named Executive Officer is entitled to receive more than $100,000, including periodic payments or instalments, in the event of the resignation, retirement or other termination of the Named Executive Officer’s employment, change of control or a change of responsibilities of the Named Executive Officer following a change of control.
At December 31, 2007, Precision had existing employment contracts with four of its Named Executive Officers. The executive employment agreement between Precision and each of Ron Berg and Gene C. Stahl (collectively, the “Executive Agreements”) provide for a base salary for Mr. Berg of $208,000 and Mr. Stahl of $234,000, benefits, bonuses and other potential compensation through participation in Precision’s compensation plans to be determined by Precision from time to time. In the event of termination without cause within two years of a change of control, or constructive dismissal within two years after a change of control, the Executive Agreements provide for a payment: (i) equal to the Best Year Amount (as defined below) plus one-twelfth of the Best Year Amount for each full year from the effective date of service to the date of termination of employment, up to a maximum of one-half of the Best Year Amount; (ii) a payment of the lesser of $15,000 or an amount equal to 8% of the base salary at the date of termination representing compensation for lost benefits; and, (iii) acceleration of vesting of all outstanding options. In the event of termination without cause or constructive dismissal prior to a change of control, or in the event of constructive dismissal within two years after a change of control, the Executive Agreements provide for a payment, if either Mr. Berg or Mr. Stahl has been employed for in excess of two years, of the Average Year Amount (as defined below) plus one-twelfth of the Average Year Amount for each full year of employment from the effective date of service up to a maximum of one-half of the Average Year Amount. The “Best Year Amount” means the highest annual base salary during any of the two most recent calendar years, including the year of termination, and the highest amount of the bonus attributable to Mr. Berg or Mr. Stahl respectively for any one year during the two calendar years prior to the year of termination. The “Average Year Amount” means the annual base salary for the year during which the employment of Mr. Berg or Mr. Stahl is terminated and the simple average amount of the bonuses

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attributable to Mr. Berg or Mr. Stahl for the two years immediately preceding the year during which employment is terminated. Mr. Berg retired from Precision effective February 12, 2008.
The executive employment agreement between Precision and Dwayne Peters (the “Peters Agreement”) provides for: a base salary of $208,000, benefits, bonuses and participation in Precision’s compensation plans to be determined by Precision from time to time. The Peters Agreement provides, in the event of termination without cause prior to December 31, 2008 (being the end of the term of the Peters Agreement) (the “Term”), for a lump sum payment equal to the base salary that would have been earned from the date of termination until the end of the Term; a lump sum payment of 10% equal to the base salary that would have been earned from the date of termination until the end of the Term; pro rata payments, as applicable, under Precision’s compensation plans Mr. Peters participated in; and a relocation allowance of four weeks base salary to relocate back to Canada from the United States, as applicable. Mr. Peters retired from Precision effective November 30, 2007.
The executive employment agreement between Precision and Kevin Neveu (the “Neveu Agreement”) provides for: an annual base salary of $500,000, unconditional bonus for 2007 of US$600,000, a one-time housing and relocation allowance of $700,133, benefits, other bonuses and commencing in 2008, participation in Precision’s APIP, PSP and LTIP. In addition, the Neveu Agreement provides for a signing bonus of 178,336 Deferred Signing Bonus Units which are redeemable in cash, less withholding requirements, in three equal allotments effective September 1 of 2008, 2009 and 2010 and have a value equal to the fair market value of the Trust Units at the day of redemption. The Neveu Agreement has an indefinite term. The Neveu Agreement provides, in the event of termination without cause, for a lump sum payment equal to twenty-four months of the base salary as at the termination date, plus an amount equal to two times the target percentage of annual base salary for the APIP in the calendar year in which the termination date falls plus the 2007 bonus, if not previously paid (collectively the “Separation Package”). If the Separation package becomes payable on or before August 14, 2009, an additional sum of $200,000 less statutory deductions shall be paid. Upon termination, participation in and entitlements under the APIP, the LTIP and the PSP will be governed by the terms and conditions of such plans as applicable. Remaining entitlements, upon termination, under the Deferred Signing Bonus Unit Plan, if any, shall be accelerated and paid out in accordance with the terms of such plan.
Additional information in connection with Mr. Neveu’s current employment arrangement with Precision is set forth under the heading “Report on Executive Compensation — Compensation of the Chief Executive Officer” above.
Performance Graphs
The following graphs compare the yearly percentage change in the cumulative Unitholder value (and prior to November 7, 2005, the effective date of the Plan of Arrangement, the shareholder value of common shares of Precision) over the last five years assuming a $100 investment was made December 31, 2002, with the cumulative total return of the S&P/TSX Composite Index, the S&P/NYSE Composite Index, and the Philadelphia Stock Exchange Oil Service Sector Index (“OSX”). The graphs assume the reinvestment of the 2005, 2006 and 2007 distributions respectively, per Trust Unit, as well as the reinvestment in Trust Units of the distribution of cash of $6.83 per Precision common share and 0.2089 per Precision common share representing the value of the pro-rated distribution of shares of Weatherford International Ltd. which were distributed on November 7, 2005 at a value of $16.24 per share pursuant to the Plan of Arrangement which is contained in the Management Information Circular of Precision dated October 3, 2005 incorporated herein by reference, and available to Unitholders on SEDAR at www.sedar.com and without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision.

Precision Drilling Trust — Information Circular	20

Toronto Stock Exchange
New York Stock Exchange

Precision Drilling Trust — Information Circular	21

V.	Administration Agreement and Compensation of the Trustees and Directors
Administration Agreement
The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to: (i) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust including relevant information with respect to financial reporting and income taxes; (iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) assist the Board of Trustees in calculating distributions to Unitholders; (vi) ensure compliance with the Trust’s limitations on non-resident ownership, if applicable; and (vii) generally provide all other services as may be necessary or as may be requested by the Board of Trustees. Precision charges the Trust for such administrative and support services an amount equal to Precision’s cost of providing such services plus 5%.
Trustee Compensation
The Compensation Committee reviews Trustee compensation annually and recommends updates to the Board of Trustees for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of the Trustees (see “Statement of Corporate Governance Practices — Compensation Committee” below). In determining the compensation to be awarded, the time commitment in service to the Trust, comparative fees received by other trustees of trusts of a similar size, and the responsibilities of the Board of Trustees are considered. In 2007, each Trustee received an annual retainer of $10,000 and meeting fees of $1,250 per meeting, which was paid quarterly commencing on April 1, 2007. The following table details the compensation received by each Trustee in 2007:

	Meetings	Trustee Retainer	Meeting Fees	Total Fees	Travel Allowance
Name	Attended	($)	($)	($)	(US$)
Robert J.S. Gibson	16/16	10,000	20,000	30,000	—
Patrick M. Murray	16/16	10,000	20,000	30,000	2,500
Allen R. Hagerman(1)	12/12	6,429	15,000	21,429	—
H. Garth Wiggins(2)	3/5	3,571	3,750	7,321	—

Notes:

(1)	Mr. Hagerman was elected to the Board of Trustees on May 9, 2007.

(2)	Mr. Wiggins did not stand for re-election as a Trustee in 2007.
In 2008, each Trustee will be paid an annual retainer of $25,000 and a meeting fee of $1,250 per meeting, to be paid quarterly in arrears commencing on April 1, 2008.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth information as at December 31, 2007 with respect to compensation plans under which equity securities of the Trust are authorized for issuance pursuant to the deferred trust unit plan as described below.

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		Weighted-average	Number of securities remaining
	Number of securities to	exercise price of	available for future issuance
	be issued upon exercise	outstanding	under equity compensation plans
	of outstanding options,	options, warrants	(excluding securities reflected
Plan Category	warrants and rights	and rights	in column (a)
Equity compensation plans approved by securityholders	18,280 Trust Units	$17.02(1)	181,720 Trust Units
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	18,280 Trust Units		181,720 Trust Units

Notes:

(1)	Weighted average price of DTUs credited to Director DTU Accounts in 2007.
Deferred Trust Unit Plan
In 2007, Precision adopted a deferred trust unit plan (“DTU Plan”) for non-management Directors of Precision that was approved by Unitholders on May 9, 2007.
The DTU Plan is designed to provide a form of Directors’ compensation that aligns the interest of its non-management directors with Unitholders and to allow Precision to continue to attract qualified Directors. All Directors of Precision who are not employees of Precision are eligible to participate in the DTU Plan. A maximum of 200,000 Trust Units may be issued pursuant to the DTU Plan.
Directors of Precision will be entitled to elect to receive the annual retainer fee for directors, the annual retainer fee for committee membership, and board and committee meeting fees in the form of the deferred trust units (“DTUs”).
Each DTU is a bookkeeping entry equal to the value of one Trust Unit for each DTU at the time of grant (the “DTU Account”). The DTU Account will be adjusted for each cash distribution to Unitholders by the amount of such distribution by issuing additional DTUs equal to the value of the distribution based on the closing market price of the Trust Units on the TSX on the immediately prior trading day. In certain events, including a split or consolidation of Trust Units and a reorganization, proportionate adjustments will be made to the number of DTUs outstanding under the DTU Plan to reflect such changes, as determined by the Board of Directors of Precision in its sole discretion.
Unless otherwise provided at the time of grant, each DTU will be fully vested upon being credited to a Director’s DTU Account. Each Director shall be entitled to payment of such DTUs on ceasing to be a Director of Precision or an affiliate, and such entitlement shall not be subject to satisfaction of any requirements as to any minimum period of membership on the Board or other conditions. The assignment or transfer of the DTU, or any other benefits under the DTU Plan, shall not be permitted other than by operation of law.
The number of Trust Units issuable to non-management Directors, at any time, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units. The number of Trust Units issued to non-management Directors, within any one year period, under all security based compensation arrangements of the Trust, including the DTU Plan, cannot exceed 10% of the issued and outstanding Trust Units. As at December 31, 2007, a total of 18,280 DTUs were credited to the respective DTU Accounts of non-management Directors.
A Director or his or her legal representative may redeem the DTUs at any time after his or her retirement from the Board of Directors or death and on or prior to December 15 in the first calendar year after his or her retirement date or death. Each DTU will be redeemed for an equal number of Trust Units.
The DTU Plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.
Director Compensation
The Compensation Committee periodically reviews the adequacy and form of Directors’ compensation and recommends updates to the Board of Directors for approval when considered appropriate. In determining the compensation to be awarded, the Compensation Committee considers the time commitment of the Directors, the time commitment of the

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Chairman of each committee of the Board of Directors (each a “Committee”) and compares the remuneration to that received by directors of comparatively sized companies (see “Statement of Corporate Governance Practices — Compensation Committee” below).
In 2007, each Director received an annual retainer of $100,000 and meeting fees of $1,250 per meeting. The Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee received an additional annual retainer of $7,500, and the Chairman of the Audit Committee received an additional annual retainer of $15,000. Members of the Audit Committee received meeting fees of $2,500 per meeting and members of the Compensation Committee and Corporate Governance and Nominating Committees received meeting fees of $1,250 per meeting. The Lead Director who was responsible for ensuring that the Board of Directors exercised independent judgment in making decisions received $5,000 for each quarter he served as Lead Director and subsequently was appointed Chairman of the Board on August 14, 2007 after which he received an annual retainer of $125,000 in addition to the fees and retainers received by other Directors.
In April 2007, the Board of Directors formed an ad hoc committee of the Board of Directors (the “CEO Selection Committee”) to conduct a search for a new Chief Executive Officer to replace Executive Chairman, Hank B. Swartout who announced his intention to retire on May 8, 2007. The Committee met eight times during 2007 and was comprised of four independent members of the Board of Directors: Robert J.S. Gibson (Chairman), W.C. (Mickey) Dunn, Brian A. Felesky and Robert L. Phillips. The CEO Selection Committee engaged the services of Korn/Ferry International, an executive search consulting firm, and completed an extensive global search process which concluded with the appointment of Kevin A. Neveu to the position of Chief Executive Officer in August 2007. The Chairman of the CEO Selection Committee received a one-time retainer of $25,000 and members received a one-time retainer of $20,000. The CEO Selection Committee members also received meeting fees of $1,250 per meeting.
Directors who are required to travel more than three hours by air to Board of Directors or Committee meetings were paid a travel allowance of US$1,000. Expenses that were incurred by each Director as a consequence of attending Board of Directors or Committee meetings were reimbursed. Mr. Swartout retired as Executive Chairman of Precision effective August 8, 2007 and received a pro-rata portion of his annual retainer of $750,000 for the period January 1, 2007 through August 8, 2007. Mr. Neveu, the Chief Executive Officer of Precision, did not receive fees in respect of his role as a Director in 2007.
During the fiscal year ended December 31, 2007, the Directors were paid aggregate compensation of $1,725,866. The following table sets forth all compensation, including expenses paid to the Directors, for the 2007 financial year.

	Board	Committee /		Lead		Total Fees	Total Fees
	Meeting	Board	Chair	Director	Total Fees	Credited in	Earned in	Travel	Expenses
	Fees	Retainer	Retainer	Fee	Earned	DTU’s(1)	Cash	Allowance	Paid
Name	($)	($)	($)	($)	($)	($)	($)	(US$)	($)
W.C. (Mickey) Dunn	21,250	127,500	—	—	148,750	30,000	118,750	—	2,408
Brian A. Felesky	28,750	123,750	—	—	152,500	64,375	88,125	—	—
Robert J.S. Gibson	35,000	120,937	32,500	—	188,437	50,000	138,437	—	16,458 (2)
Allen R. Hagerman	18,750	103,750	—	—	122,500	65,000	57,500	—	66
Stephen J.J. Letwin	12,500	101,875	—	—	114,375	—	114,375	3,000	4,863
Patrick M. Murray	23,750	107,500	15,000	—	146,250	—	146,250	4,000	24,875
Kevin A. Neveu(3)	—	—	—	—	—	—	—	—	—
Frederick W. Pheasey	17,500	103,750	7,500	—	128,750	64,375	64,375	—	6,868
Robert L. Phillips(4)	41,250	127,500	49,253	12,174	230,177	30,000	200,177	—	27,389
Hank B. Swartout (5)	—	454,484	—	—	454,484	—	454,484	—	—
H. Garth Wiggins (6)	1,250	38,393	—	—	39,643	—	39,643	—	—

Notes:

(2)	Fees credited to Director DTU Accounts under the DTU Plan.

(3)	In 2007, Mr. Gibson completed the Directors Training Program at the Haskayne School of Business at the University of Calgary. He also certified as a Director under the National Association of Corporate Directors (“NACD”).

(4)	Mr. Neveu was appointed to the Board of Directors on August 9, 2007 and is an executive officer and accordingly did not receive a retainer or meeting fees for his attendance at meetings of the Board of Directors.

(5)	Mr. Phillips was appointed as Chairman of the Board of Directors effective August 9, 2007.

(6)	Mr. Swartout retired as Executive Chairman effective August 8, 2007 and received a pro-rata portion of his $750,000 annual retainer.

(7)	Mr. Wiggins did not stand for re-election as a Director in 2007.
As at the Effective Date, there were no changes to Director compensation in 2008.

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Ownership Guidelines
Following a review and analysis of ownership guidelines currently in place with entities similar in size and structure to Precision, the Board of Trustees and the Board of Directors established revised ownership guidelines which became effective in February of 2008. Trustees and Directors are expected to own Trust Units or Exchangeable Units the fair market value of which are to be equal to at least two-times the amount of their respective annual retainer. The ownership guidelines for the Trustees and Directors are set for achievement within four years of their appointment.
Trustees Indemnity
The Declaration of Trust provides that each Trustee must act honestly and in good faith with a view to the best interests of the Trust and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee is entitled to indemnification from the Trust in respect of the exercise of the Trustee’s power and the discharge of the Trustee’s duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Trust or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his conduct was lawful.
Trustees, Directors And Officers Liability Insurance
The Trust has purchased a liability insurance policy which expires May 1, 2008. The policy covers corporate indemnification of the Trustees, Directors and officers and is renewed annually. The policy has a $70 million limit and corporate indemnification deductibles apply. The annual premium for this coverage is $729,520.

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VI.	Statement of Corporate Governance Practices
The Board of Trustees and the Board of Directors believe that sound corporate governance is fundamental to achieving the Trust’s and Precision’s strategic and operational plans, goals and objectives.
To maintain high standards of governance in a rapidly changing environment, the Board of Trustees and the Board of Directors routinely review and update mandates, guidelines, policies and procedures relating to the corporate governance mandates and policies of the Trust and Precision (collectively, the “Governance Mandates and Policies”). Such Governance Mandates and Policies were adopted at meetings of the Board of Trustees and the Board of Directors, as applicable, on February 13, 2008 and supersede all former governance mandates, guidelines, policies and procedures of the Trust and Precision.
The Trust and Precision exercise their authority in accordance with the Governance Mandates and Policies as well as applicable laws and regulations, including those imposed by Canadian securities regulatory authorities, the United States Securities and Exchange Commission and the rules of any stock exchange upon which the units of the Trust (the “Trust Units”) are listed for trading.
The Trust Units are listed on the TSX in Canadian dollars, and the NYSE in U.S. dollars. The Governance Mandates and Policies are consistent with the governance guidelines set out in National Policy 58-201 (the “Governance Guidelines”) and the audit committee rules set out in Multilateral Instrument 52-110 (the “Audit Committee Rules”) adopted by the Canadian securities regulatory authorities. Applicable NYSE rules (the “NYSE Rules”) with respect to disclosure of corporate governance practices do not require a foreign issuer, such as the Trust, to comply with NYSE corporate governance rules, except for independence and other requirements relating to the audit committee and other specified requirements, including a requirement to disclose the significant ways in which the Governance Mandates and Policies differ from those required of United States domestic companies under NYSE listing standards. The Governance Mandates and Policies comply with the applicable NYSE Rules in all significant respects, except as disclosed in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
This Statement of Corporate Governance Practices is responsive to the disclosure rules (the “Disclosure Rules”) adopted by the Canadian securities regulatory authorities and certain applicable NYSE Rules and United States Securities and Exchange Commission rules adopted pursuant to the United States Sarbanes-Oxley Act of 2002 (“SOX”). The Board of Trustees and the Board of Directors have approved this Statement of Corporate Governance Practices on the recommendation of the Corporate Governance and Nominating Committee.
Additional information about the Governance Mandates and Policies is set forth in the following documents, which are posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com:
•	the Mandates of the Board of Trustees and the Board of Directors;

•	the Corporate Governance Guidelines of the Trust and Precision;

•	the Charters and Terms of Reference for each of Precision’s Committees of the Board of Directors (the “Committees”);

•	Position Descriptions for the Chairman of the Board of Directors, the Chairman of each Committee and the Chief Executive Officer;

•	this Statement of Corporate Governance Practices;

•	the Joint Code of Business Conduct and Ethics; and

•	a summary of significant differences between the NYSE Rules and the Governance Mandates and Policies.

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Independence Of The Trustees And Directors
As an issuer whose Trust Units are listed on the TSX and NYSE, the Trust is subject to various guidelines, requirements and disclosure rules governing the independence of the members of the Board of Trustees, the Board of Directors and Committees, including those requirements and rules imposed by the Governance Guidelines, the Audit Committee Rules, the Disclosure Rules, the NYSE Rules and SOX.
The Trust meets the standards of the Governance Guidelines and Audit Committee Rules regarding independence and conforms to the standards of the applicable NYSE Rules regarding independent board members.
On the recommendation of the Corporate Governance and Nominating Committee, the Board of Trustees has affirmatively determined that each of the three nominees for election to the Board of Trustees has no direct or indirect material relationship with the Trust and is therefore independent. On this basis, the following three nominees for election to the Board of Trustees are independent: Robert J.S. Gibson, Patrick M. Murray and Allen R. Hagerman.
On the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has affirmatively determined that eight of the nine nominees to be approved by Unitholders for appointment to the Board of Directors have no direct or indirect material relationship with Precision or the Trust and are therefore independent under the Governance Guidelines and Audit Committee Rules. On this basis, the following eight nominees to be approved for appointment to the Board of Directors are independent: W.C. (Mickey) Dunn, Brian A. Felesky, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey and Robert L. Phillips. Kevin A. Neveu, Chief Executive Officer of Precision, is not independent because of his executive office with Precision.
The biographies set out on page 9 to 11 of this Information Circular identify the other reporting issuers on which each nominee to be approved for appointment to the Board of Directors is a director.
Chairman Of The Board Of Directors
Mr. Phillips, an independent Director, was appointed as Chairman of the Board of Directors effective August 9, 2007. Mr. Swartout retired as Executive Chairman on August 8, 2007. The Board of Directors hold sessions at each meeting of the Board of Directors at which members of management are not in attendance. During the 2007 financial year, there were ten such sessions that were attended only by Directors who were not members of management. The Chairman of the Board of Directors serves as a liaison among the Directors and the Board of Trustees and is responsible for working with the Chief Executive Officer and the Vice President, Corporate Services and Corporate Secretary to set the agenda for meetings of the Board of Directors. The Board of Directors has approved a written position description for the Chairman of the Board which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Attendance Record Of Trustees And Directors
The following table sets forth the attendance of each Trustee at meetings of the Board of Trustees:

Name	Trustee Meetings Attended
Robert J.S. Gibson	16/16
Patrick M. Murray	16/16
Allen R. Hagerman(1)	12/12
H. Garth Wiggins(2)	3/5

Notes:

(1)	Mr. Hagerman was elected to the Board of Trustees on May 9, 2007

(2)	Mr. Wiggins did not stand for re-election as a Trustee in 2007.
The following table sets forth the attendance of each Director at meetings of the Board of Directors and, as applicable, the attendance of members of Committees at Committee meetings:

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Corporate
Governance and
			Compensation	Nominating
	Board	Audit Committee	Committee	Committee	CEO Selection
Director	Meetings(1)	Meetings(1)	Meetings(1)	Meetings(1)	Committee Meetings(1)
W.C. (Mickey) Dunn	8/10	—	3/4	3/5	7/8
Brian A. Felesky	10/10	—	—	5/5	8/8
Robert J.S. Gibson	10/10	5/5	—	5/5	8/8
Allen R. Hagerman(2)	10/10	2/2	—	1/1 (3)	—
Stephen J.J. Letwin(4)	8/10	—	2/2	—	—
Kevin A. Neveu	3/3	—	—	—	—
Patrick M. Murray	9/10	5/5	—	—	—
Frederick W. Pheasey	10/10	—	4/4	—	—
Robert L. Phillips(5)	10/10	3/5	4/4	5/5	8/8
Hank B. Swartout	6/6	—	—	—	—
H. Garth Wiggins(6)	1/5	0/3	—	—	—

Notes:

(1)	Attendance in person or by telephone.

(2)	Mr. Hagerman was appointed to the Audit Committee effective May 9, 2007.

(3)	Mr. Hagerman attended a Corporate Governance and Nominating Committee meeting as a guest.

(4)	Mr. Letwin was appointed to the Compensation Committee effective May 9, 2007.

(5)	Mr. Phillips attended audit committee meetings in the capacity of Lead Director and Chairman of the Board.

(6)	Mr. Wiggins did not stand for re-election as a Director in 2007.
Mandate Of The Board Of Trustees
The Board of Trustees has overall responsibility and full authority to manage the Trust’s investments pursuant to the Declaration of Trust. Effective November 7, 2005, the Board of Trustees delegated responsibility for the management and administration of the Trust’s operational matters to Precision pursuant to an Administration Agreement between the Trust and Precision. The duties of the Board of Trustees are more specifically described in the Mandate of the Board of Trustees which is attached as Appendix A and is also available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Mandate Of The Board Of Directors
In addition to ensuring that Precision discharges its obligations as administrator to the Trust, the Board of Directors is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration. A list of the matters the Trust has delegated to Precision is set out in Schedule A of the Mandate of the Board of Trustees.
The Board of Directors discharges its responsibilities directly and through its Committees. The Board of Directors may delegate to its Committees matters for which it is responsible, but retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management. The Board of Directors’ duties are more specifically described in its Mandate of the Board of Directors which is attached as Appendix B and is also available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Committees Of The Board Of Directors
To assist it in discharging its responsibilities more effectively, the Board of Directors has established three Committees: the Audit Committee; the Corporate Governance and Nominating Committee; and the Compensation Committee. From time to time the Board of Directors also creates special ad hoc committees to address important matters.
The Audit Committee is a standing committee of the Board of Directors appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision, in its capacity as administrator for the Trust.

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A complete description of the Audit Committee together with a copy of the Audit Committee Charter and Terms of Reference appended thereto is provided in Precision’s Annual Information Form dated March 25, 2008, a copy of which has been filed on SEDAR.
The Corporate Governance and Nominating Committee is a standing committee of the Board of Directors appointed to assist the Board of Directors by reviewing corporate governance issues, in respect of Precision as well as the Trust and to make recommendations thereon to the Board of Directors.
A description of the roles and responsibilities of the Compensation Committee is set forth under the heading “Report on Executive Compensation — Compensation Committee” above.
Each Committee is chaired by an independent Director and at least annually evaluates its effectiveness in carrying out the duties specified in its Charter and Terms of Reference. The Board of Directors has approved a position description for the Chairman of each Committee which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
The Charters and Terms of Reference of the Committees are available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
All members of each Committee must be independent in accordance with the requirements or guidelines for committee service under applicable securities laws and applicable rules of any stock exchange on which the Trust Units are listed for trading. Based on the information provided by the Directors, the Board of Directors has determined that all members of each Committee are independent. In addition, the Board has established a Disclosure Committee and adopted a Disclosure Policy. The Disclosure Committee is composed of officers and senior employees of Precision and is responsible for overseeing all external communications. The full text of the Disclosure Policy is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Position Description Of The Chief Executive Officer
The Board of Directors has approved a position description for the Chief Executive Officer which is available in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Trustee And Director Information, Education And Orientation
Both the Board of Trustees and the Board of Directors have procedures designed to ensure that their respective members have timely access to the information they need to carry out their duties. Each Trustee and each Director receives a comprehensive package of materials prior to each meeting, and after each Committee meeting the full Board of Directors receives a report on each Committee’s work.
The Corporate Governance and Nominating Committee ensures the provision of an appropriate orientation for new Trustees and Directors as well as the availability of continuing education programs for Trustees and Directors. The Board of Trustees and the Board of Directors encourage Trustees and Directors to periodically participate in or attend appropriate programs, sessions or receive materials as to the responsibility of Trustees or Directors, as applicable, of publicly traded entities.
Business Conduct And Ethics
The Board of Trustees of the Trust and the Board of Directors of Precision are committed to conducting the affairs of the Trust and Precision to the highest standards of ethics, integrity, honesty, fairness and professionalism. Accordingly, each of the boards have adopted a Joint Code of Business Conduct and Ethics (the “Code”), expressing the fundamental principles that guide the Trustees and the Directors in their deliberations and shape Precision’s business activities. The Code applies to all Trustees, Directors, executive officers and all employees (each, a “Precision Person”). The Code incorporates the

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Trust’s and Precision’s guiding principles for business conduct and ethical behaviour to promote integrity and deter wrongdoing. It also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not met. The executive officers of Precision have each acknowledged that they have read, understood and will abide by the Code. A copy of the Code is posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
All Precision Persons are expected to conduct their business affairs in a manner that ensures their private or personal interests do not interfere with the interests of the Trust or Precision, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, disclosure will be made in an appropriate manner and the Precision Person about whom disclosure is to be made will not participate in any decision or action in which there is a conflict.
Insider Trading Policy
In 2007, the Board of Directors approved an Insider Trading Policy. This policy applies to all Trustees, Directors, officers, employees and consultants of Precision.
The purpose of this policy is to prevent insider trading; to protect all persons to whom this policy applies and Precision from allegations of insider trading; and to fulfill the Trust’s and Precision’s obligations to stock exchanges, regulators and investors.
A copy of the Insider Trading Policy is posted in the Corporate Governance section of the Trust’s website at www.precisiondrilling.com.
Nomination Of Trustees And Directors
The Board of Trustees is elected by the Unitholders at every annual meeting of the Trust. The Corporate Governance and Nominating Committee of Precision, which is comprised entirely of independent Directors, reviews and recommends to the Board of Directors the candidates for nomination as Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and election by Unitholders.
If it becomes necessary to appoint a new Trustee or Director to fill a vacancy on the Board of Trustees or Board of Directors, as applicable, the existing Board of Trustees or the Board of Directors on the approval of the Board of Trustees, may appoint one or more additional Trustees, or instruct the General Partner to appoint one or more additional Directors, as applicable, for a term to expire at the close of the next annual meeting of Unitholders.
The Board of Trustees is also ultimately responsible for arranging for the appointment of the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the choice of candidates for recommendation to the Board of Trustees, which, in turn, submits the recommended candidates for approval by Unitholders and causes the General Partner of PDLP to appoint the recommended candidates.
As the Board of Trustees and the Board of Directors derive their strength from their members, Trustees and Directors should have an appropriate mix of skills, knowledge and experience in business and a history of achievement. Trustees and Directors are required to commit the requisite time for all of the Board of Trustees’ or Board of Directors’ business, as applicable, and must demonstrate integrity, accountability and informed judgement.
A majority of each of the Board of Trustees and the Board of Directors must be Canadian residents and determined to be “independent” as defined in applicable rules and regulations.

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Each Trustee and each Director is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees or Board of Directors, as applicable, and Directors are expected to attend all regularly-scheduled meetings of each Committee on which they serve.
The Corporate Governance and Nominating Committee, among other things, sets criteria for the evaluation of Directors, develops and recommends corporate governance principles, evaluates Directors, makes recommendations as to the members of various Committees, ensures appropriate orientation and continuing education programs and reviews the Corporate Governance Guidelines of Precision. In particular, the Corporate Governance and Nominating Committee annually reviews the competencies, skills and personal qualities of each current Trustee or Director, and the contributions made by such Trustee or Director to the effective operation of the Board of Trustees or the Board of Directors, as the case may be, and any significant change in the primary occupation of such Trustee or Director. The Corporate Governance and Nominating Committee identifies and recommends qualified nominees for election to the Board of Trustees at the annual meeting of Unitholders, and recruits candidates to serve as Trustees or Directors and reviews any recommended candidates based on the competencies, skills, personal qualities and time commitment required of a Trustee or Director in order to add value.
The Corporate Governance and Nominating Committee considers all qualified candidates identified by members of the Board of Trustees and Board of Directors, by management and by Unitholders. Any Unitholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Vice President, Corporate Services and Corporate Secretary of Precision. Proposals for nomination will be forwarded to the Chairman of the Board of Directors as well as presented to the Corporate Governance and Nominating Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the Board of Trustees or the Board of Directors.
Compensation for Trustees and Directors
The Compensation Committee of the Board of Directors is comprised entirely of independent Directors. It is generally responsible for discharging the responsibilities of the Board of Directors relating to determining the compensation of Precision’s executives, and for producing an annual report on executive compensation for inclusion in the Trust’s annual information circular.
The compensation for Trustees and Directors is recommended by the Compensation Committee based on individuals’ time commitment in service to the Trust or Precision, comparative fees received by other trustees of trusts and directors of corporations of a similar size to the Trust and Precision, the responsibilities of the Board of Trustees and Board of Directors, and the responsibilities of the Chairman or a member of Committees of the Board of Directors.
The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of Director, Chief Executive Officer or senior executive compensation and to approve the consultant’s fees and other retention terms as it relates to such evaluation. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.
Board Assessment
The Corporate Governance and Nominating Committee has been delegated the responsibility for evaluating annually the effectiveness of the Board of Directors, the various Committees of the Board of Directors and the contribution of individual Directors and make any necessary recommendations to the Board of Directors. The Board of Directors annually review their own performance, and review and reassess the adequacy of the Mandate of the Board of Directors and make a determination annually as to whether it and its Committees, are functioning effectively.

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Additional Information
Additional financial information is provided in the Trust’s annual audited consolidated financial statements and notes and management’s discussion and analysis for the fiscal year ended December 31, 2007, contained in the Trust’s Annual Report for the year ended December 31, 2007. Precision will provide to Unitholders upon request: (i) a copy of the Trust’s current annual information form; (ii) a copy of any document or the pertinent pages of any document incorporated by reference in the annual information form; (iii) a copy of the Trust’s annual audited consolidated financial statements and related management’s discussion and analysis contained in the annual report for the year ended December 31, 2007 together with the report of the auditors thereon; (iv) a copy of the interim unaudited financial statements subsequent to such annual audited consolidated financial statements; and (v) a copy of this Circular. These documents are available on the Trust’s website at www.precisiondrilling.com, on SEDAR at www.sedar.com, and may be obtained without charge upon request to the Vice President, Corporate Services and Corporate Secretary of Precision at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, by facsimile at 403.264.0251, by telephone at 403.715.4500 or by email at corporatesecretary@precisiondrilling.com.

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APPENDIX A
MANDATE OF THE BOARD OF TRUSTEES OF PRECISION DRILLING TRUST
General
The board of trustees (the “Board of Trustees”) of Precision Drilling Trust (the “Trust”) has overall responsibility and full authority to manage the Trust’s investments pursuant to the declaration of trust dated as of September 22, 2005 (the “Declaration of Trust”). The Board of Trustees has delegated responsibility for the management and general administration of the affairs of the Trust to Precision Drilling Corporation (“Precision”) pursuant to an administration agreement dated as of November 7, 2005 between the Trust and Precision (the “Administration Agreement”).
The specific matters the Trust has delegated to Precision are set out in Schedule A hereto. The matters the Trust has retained responsibility for under the Declaration of Trust are set out in Schedule B hereto.
As permitted by applicable law, the Board of Trustees may from time to time delegate certain of its responsibilities to Precision or management of Precision, but the Board of Trustees retains its oversight function for all delegated responsibilities.
Each trustee of the Trust (a “Trustee”) is expected to attend in person at all regularly-scheduled meetings of the Board of Trustees. To prepare for meetings, Trustees are expected to review the materials that are sent to each of them in advance of such meetings.
The Trustees, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of Trustees are intended to be similar to, and not greater than, those imposed on a director of a corporation under the Business Corporations Act (Alberta). The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust.
Structure And Authority
The composition of the Board of Trustees, including the qualifications of its members, will comply with all requirements of the applicable laws and securities legislation and the rules of any stock exchange upon which the units of the Trust (the “Trust Units”) are listed for trading.
The Trustees are elected by holders of units of the Trust and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) at every annual meeting of the Unitholders. The Corporate Governance and Nominating Committee of Precision reviews and recommends to the board of directors of Precision (the “Board of Directors”), the candidates for nomination to the Board of Trustees. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates for nomination and for election by Unitholders. The term of each Trustee expires at the close of the annual meeting Unitholders following the meeting at which such Trustee was elected.
The Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Trustees so appointed will not exceed one-third of the number of Trustees who held office at the immediately preceding annual meeting of

Unitholders. If it becomes necessary to appoint a new Trustee to fill a vacancy on the Board of Trustees or to complement the existing Board of Trustees, the Board of Trustees will, upon the recommendation of the Corporate Governance and Nominating Committee and the Board of Directors, consider possible candidates and assess the qualifications of proposed new Trustees against a range of criteria, including background, experience, professional skills, personal qualities, prior membership on a board including the Board of Trustees or the Board of Directors, the potential for the candidate’s skills to augment the existing Board of Trustees and the candidate’s availability to commit to the Board of Trustees’ activities.
The Board of Trustees is also ultimately responsible for the appointment of directors (the “Directors”) to the Board of Directors. In that regard, the Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to Unitholders for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.
Trustees should have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Trustees are required to commit the requisite time for all of the Board of Trustees’ business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Trustees will be comprised of Trustees who are determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the units of the Trust are listed for trading.
Responsibilities
Notwithstanding the delegation of authority for management and administration of all operational matters of the Trust to Precision, the Board of Trustees has retained responsibility for the following matters pursuant to the Declaration of Trust:
•	supervision of the activities and management of the investments and affairs of the Trust;

•	declaration of distributions to Unitholders;

•	issuance, repurchase, redemption, consolidation or subdivision of units of the Trust or other securities of the Trust and matters related thereto;

•	the exercise of reasonable commercial efforts to maintain at all times the “mutual fund trust” status of the Trust pursuant to section 132(6) of the Income Tax Act (Canada); and

•	adoption or amendment of any by-laws of the Trust.
In addition, under applicable securities legislation and stock exchange rules, the Board of Trustees have oversight responsibility for the following matters:
•	review and approval of the annual and interim financial statements and accompanying management’s discussion and analysis;

•	compliance with public disclosure obligations and insider trading restrictions;

•	review and approval of the Trust’s core public disclosure documents including its annual information forms, proxy circulars and annual reports;

•	retention, direction and monitoring the independence of the auditors;

•	review and approval of the Trust’s system of internal controls and procedures; and

•	nomination of Trustees for election and appointment to the Board of Directors.
     The Trustees should exercise their responsibility in respect of the foregoing matters by:
•	considering and either rejecting or accepting the recommendations of the Board of Directors, management of Precision or another body authorized by the Board of Directors such as the Audit Committee or the Corporate Governance and Nominating Committee;

•	satisfying themselves that the appropriate individuals or consultants are doing the required work to discharge their duties in respect of any delegated matters; and

•	ensuring that the Board of Trustees have received the necessary information, recommendations and professional advice required to make decisions.
The integrity of Precision’s internal control and management information systems is monitored by the Board of Directors and its committees of the Board of Directors (each a “Committee”). The Audit Committee of Precision is responsible for reviewing internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the Audit Committee and the Audit Committee receives direct reports from the internal and external auditors of the Trust, including discussions without the presence of management.
Upon the recommendation of the Audit Committee and on the recommendation of the Board of Directors, the Board of Trustees approves the annual audited consolidated financial statements of the Trust and the interim unaudited consolidated financial statements of the Trust.
The Board of Trustees requires that Precision, as administrator to the Trust, make accurate, timely and effective communication to Unitholders of the Trust and the investment community. Precision has a written disclosure policy pertaining to communication with the media and with respect to all continuous disclosure and public reporting requirements to Unitholders and the investment community.
The Board of Trustees, on the recommendation of the Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website a set of Corporate Governance Guidelines that affirm the Trust’s commitment to maintaining a high standard of corporate governance.
Limitation On The Trustees’ Role
In order for the Trust to maintain its status as a “mutual fund trust” under the Income Tax Act (Canada) the Board of Trustees will not undertake any activities beside the investment and management of the Trust’s property.
The Board of Trustees may request reports on the operations of the business of Precision and may comment thereon, but will not make actual business decisions relating to operational matters in relation to the business of Precision.
Approved February 13, 2008.

SCHEDULE A
TRUST MATTERS DELEGATED TO PRECISION DRILLING CORPORATION
Capitalized terms used in this Schedule A but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustees have delegated to Precision, and Precision has agreed to be responsible for, the management and general administration of the affairs of the Trust, including, without limitation, the following:
a.	other than those matters set out in Schedule B, undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein, and generally provide all other services as may be necessary or as requested by the Trustees for the administration of the Trust;

b.	prepare or cause to be prepared all returns, filings and documents and make all determinations necessary for the discharge of the Trustees’ obligations under the Declaration of Trust;

c.	the retention and monitoring, on behalf of the Trustees, of the transfer agent and other organizations serving the Trust;

d.	the authorization and payment on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

e.	the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

f.	dealing with: (i) banks and other institutional lenders, including, without limitation, in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities; (ii) any and all other arrangements for the borrowing of funds in any manner whatsoever; (iii) the grant or issue of covenants, guarantees and/or security of any nature whatsoever to ensure or secure any such facilities or other arrangements, in respect of the Trust or any entity in which the Trust holds any direct or indirect interest and any amendment, deletion or supplement thereto or termination thereof, including without limitation the execution and delivery of all agreements, indentures and other documents giving effect thereto; and (iv) any and all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.5 of the Declaration of Trust;

g.	prepare or cause to be prepared and provide to the Board of Trustees so as to be approved for delivery to Unitholders, annual audited consolidated and interim unaudited financial statements of the Trust, as well as relevant tax information;

h.	submit all income tax returns and filings in sufficient time prior to the dates upon which they must be filed so that the Board of Trustees have a reasonable opportunity to review them, execute them and return them to Precision, and arrange for their filing within the time required by applicable tax law;

i.	administer distributions declared payable by the Board of Trustees and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

j.	ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Support Agreement and the Voting and Exchange Trust Agreement;

k.	ensure compliance by the Trust with all applicable securities legislation including, without limitation, continuous disclosure obligations;

l.	prepare or cause to be prepared on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

m.	provide investor relations services to the Trust;

n.	prepare or cause to be prepared and arrange for the distribution of all materials approved for delivery by the Trustees (including notices of meetings and information circulars) in respect of all annual and/or special meetings of Unitholders;

o.	prepare or cause to be prepared and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust, the form and content of which will be approved by the Trustees;

p.	once approved by the Board of Trustees, take all steps necessary to complete the issuance of securities of the Trust;

q.	attend to all administrative and other matters (including making determinations) arising in connection with any redemptions of Trust Units including, without limitation, the matters set forth in Article 6 of the Declaration of Trust and any designation of capital gain pursuant to Section 5.5 of the Declaration of Trust;

r.	obtain and maintain appropriate liability insurance for the benefit of the Board of Trustees, Board of Directors and officers of Precision and its affiliates;

s.	ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a “mutual fund trust” within the meaning of that act since inception, and assuming the requirements for such election are met, monitor the Trust’s status as such a mutual fund trust and provide the Board of Trustees with written notice when the Trust ceases or is at risk of ceasing to be such a mutual fund trust;

t.	monitor whether more than 10% of the fair market value of the property of the Trust is “specified property” or “taxable Canadian property” for purposes of the Income Tax Act (Canada);

u.	monitor the beneficiaries of the Trust to ensure that no fewer than 150 beneficiaries hold one “block of units” (as that expression is defined in the Income Tax Act (Canada)) with an aggregate fair market value of not less than $500;

v.	undertake, manage and prosecute any and all proceedings from time to time before or in respect of governmental authorities on behalf of the Trust;

w.	prepare or cause to be prepared for approval by the Board of Trustees any prospectus or comparable documents of the Trust to qualify the sale of securities of the Trust from time to time; and

x.	promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust.

SCHEDULE B
RETAINED RESPONSIBILITIES OF THE BOARD OF TRUSTEES UNDER THE DECLARATION OF TRUST
Capitalized terms used in this Schedule B but not otherwise defined have the meanings ascribed to them under the Declaration of Trust. Pursuant to the Declaration of Trust, the Board of Trustees has retained the following responsibilities:
a.	to supervise the activities and manage the investments and affairs of the Trust;

b.	to invest, hold shares, trust units, beneficial interests, partnership interests (other than general partnership interests), joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Trust;

c.	to enter into any agreement or instrument to create or provide for the issue of Trust Units and Special Voting Units (including any firm or best efforts underwriting agreement), to cause such Trust Units and Special Voting Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents, including the prospectus and any registration rights agreement, to qualify such Trust Units and Special Voting Units for sale in whatever jurisdictions they will be sold or offered for sale;

d.	except as prohibited by applicable law, to delegate any of the powers and duties of the Board of Trustees to any one or more agents, representatives, officers, employees, independent contractors or other persons the doing of such things and the exercise of such powers hereunder as the Board of Trustees may from time to time reasonably require, so long as any such delegation is not inconsistent with any of the provisions of the Declaration of Trust and subject at all times to the general control and supervision of the Board of Trustees;

e.	to redeem Trust Units (or rights, warrants, convertible securities, options or other securities) for such consideration as the Board of Trustees may deem appropriate in their sole discretion and to redeem Special Voting Units for no consideration and such redemption to be subject to the terms and conditions of the Declaration of Trust;

f.	without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with the Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of the Declaration of Trust;

g.	to subdivide or consolidate from time to time the issued and outstanding Trust Units; and

h.	to purchase Trust Units for cancellation in accordance with applicable regulatory requirements.

APPENDIX B
MANDATE OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION
ADMINISTRATOR TO PRECISION DRILLING TRUST
General
The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration.
The Board of Directors discharges its responsibilities directly and through its committees of the Board of Directors (each a “Committee”). The Board of Directors appoints from its members an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee (collectively, the “Committees”). The Board of Directors may delegate to such Committees matters for which it is responsible, but the Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management.
Each Director is expected to attend in person all regularly scheduled meetings of the Board of Directors and all meetings of each Committee on which they serve. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.
The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Structure And Authority
The composition of the Board of Directors, including the qualifications of its members, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the units (“Trust Units”) of Precision Drilling Trust (the “Trust”) are listed for trading.
The Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors then submits its recommendations to the Board of Trustees and the Board of Trustees approves the final choice of candidates who will be submitted to holders of Trust Units and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the “Unitholders”) for approval. Following the vote of Unitholders, the Board of Trustees directs 1194312 Alberta Ltd. (the “General Partner”) of Precision Drilling Limited Partnership to appoint those candidates who have been approved by Unitholders as Directors of Precision. In the event that a resolution to approve the appointment of the Board of Directors is not passed, or if nominees other than those proposed are approved, the Board of Trustees will either act on the resolution or promptly request that the Corporate Governance and Nominating Committee review the voting results and make a recommendation to the Board of Trustees for an alternate slate of Directors to be nominated for appointment, or such other recommendation as they determine appropriate, following which the Board of Trustees will seek approval from Unitholders, if required, for such recommendation. The Board of Trustees will not take steps to implement or approve any recommendation which would result in less than a majority of the Board of Directors being independent, or which would result in the Trustees constituting a majority of the Board of Directors.
The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s independent Directors. The term of each Director will expire at the close of the next annual meeting of Unitholders or when their successor is appointed by the General Partner of PDLP.
If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, upon the recommendation of the Corporate Governance and Nominating Committee and with the approval of the Board of Trustees, consider possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities. The Board of Directors may, with the approval of the Board of Trustees, between annual meetings of the Unitholders, request that the General Partner appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Unitholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Unitholders.
Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Trust Units are listed for trading.
Responsibilities
The Board of Directors will review and consider the reports and recommendations of the Committees, and if approved by the Board of Directors, will, as required, communicate such reports and recommendations to the Board of Trustees for their approval.
The Board of Directors will approve all material transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, determine the compensation of senior management and the Directors, and establish the compensation policies of Precision.
The Board of Directors is responsible to the extent feasible, to satisfy itself of the integrity of the Chief Executive Officer and executive officers and ensure that the Chief Executive Officer and executive officers create a culture of integrity throughout the organization.
The Board of Directors shall oversee Precision’s administrative and support services to the Trust in accordance with the terms of the administration agreement, dated November 7, 2005 entered into between Precision and the Trust, as such agreement may be amended from time to time (the “Administration Agreement”). The Board of Directors acknowledges that as part of its responsibility for matters delegated to it by the Trust under the Administration Agreement, it will adhere to principles of good corporate governance, including the use of Committees.

The Board of Directors takes responsibility for appointing the Chief Executive Officer and is consulted on the appointment of other senior management. The Board of Directors, through the Compensation Committee, formally reviews the Chief Executive Officer’s remuneration and performance and the compensation of other members of management. Senior management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports management’s commitment to training and development of all employees.
The Board of Directors is responsible for the consideration of succession issues and reviews the adequacy of Precision’s succession plan at least annually.
The Board of Directors and its Committees are responsible for overseeing the integrity of Precision’s internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. The Board of Directors will submit any such report of the Audit Committee, once approved by the Board of Directors, to the Board of Trustees. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from the internal and external auditors of the Trust. Such meetings include discussions between the Audit Committee members and the external auditors without the presence of management.
The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior management at which concepts discussed in the strategic plan are discussed and adopted.
The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision and its subsidiaries.
The Board of Directors approves the annual audited consolidated financial statements of the Trust and approves the interim unaudited consolidated financial statements of the Trust and accompanying management’s discussion and analysis. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee. Once approved, annual and quarterly financial statements must be submitted by the Board of Directors or the Audit Committee, as the case may be, to the Board of Trustees for final approval.
The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives quarterly environmental and occupational health and safety reports, reports on litigation issues and appropriate compliance reports from management.
The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision and the Trust to the Unitholders and the investment community, and that the financial results of Precision and the Trust are reported fairly and in accordance with generally accepted accounting standards. The Board of Directors must report regularly to the Board of Trustees on such matters.
The Board of Directors requires that Precision, as administrator to the Trust, make accurate, timely and effective communication of all material information to Unitholders and the investment community. The Board of Directors has adopted a written disclosure policy (the “Disclosure Policy”) in respect of communications with the media and to the continuous disclosure and public reporting obligations of the Trust. The disclosed information is released through newswire services, Precision’s website, mailings to Unitholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and the Trust reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision and the Trust. The Board of Directors currently delegates this ongoing reporting responsibility to management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Vice President, Corporate Services and Corporate Secretary and outside legal counsel. Material disclosure relating to the Trust, including without limitation, the Trust’s annual information form, annual report and annual proxy circular must, once approved by the Board of Directors, be submitted to the Board of Trustees for approval.
The Corporate Governance and Nominating Committee is responsible for recommending the Trust’s approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of the Trust. The Board of Directors will submit the reports of the Corporate Governance and Nominating Committee, once approved, to the Board of Trustees. The Board of Directors, through its Corporate Governance and Nominating Committee, has formally adopted and posted on the Trust’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.
The Board of Directors, through its Corporate Governance and Nominating Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.
The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.
The Board of Directors meets at least four (4) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meet in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.
Unitholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Vice President, Corporate Services and Corporate Secretary at the offices of Precision, 4200, 150 — 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.
All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Vice President, Corporate Services and Corporate Secretary’s discretion. The process for communication with the Vice President, Corporate Services and Corporate Secretary is also posted on the Trust’s website at www.precisiondrilling.com.
Approved February 13, 2008.

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